Exhibit 99.1

Todos Medical Announces Legacy Convertible Note Extension, Lock-Up Agreements, and New Debt Financing

February 25, 2020 at 8:00 AM EST

REHOVOT, Israel, Feb. 25, 2020 (GLOBE NEWSWIRE) — Todos Medical Ltd. (OTCQB: TOMDF), a clinical-stage in-vitro-diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, today announced it has entered into convertible note extension agreements and lock-up agreements with certain institutional investors who participated in the Company’s previously announced $1.35M financing round in Q1 2019 (the ‘2019 Bridge Financing’). All remaining investors who participated in the 2019 Bridge Financing have agreed to extend the maturity of those notes until mid-August 2020 and have entered into lock-up agreements with the Company that preclude them from selling common shares in the market until mid-August 2020. A new institutional investor purchased $295,000 in convertible notes from certain institutional investors who participated in the 2019 Financing in order to help facilitate the transaction. Concurrently, the Company completed a raise of $163,000 in new convertible debt financing with certain new domestic and Israel-based investors (the ‘2020 Bridge Financing’).

“As Todos is positioning itself to achieve a listing on the Nasdaq Capital Market in the coming months, we believe this series of agreements positions the Company’s capital structure properly to achieve growth as we move into the process,” said Gerald Commissiong, President & CEO of Todos Medical. “Going forward, we are staying focused on the tasks of completing our financial reporting requirements and executing on our clinical, regulatory and commercial initiatives to create value heading into the listing process.”

About Todos Medical Ltd.

Todos Medical Ltd. is an in-vitro diagnostic company engaged in the development of blood tests for the early detection of a variety of cancers, and also has initiated the development of blood tests for neurodegenerative disorders such as Alzheimer’s disease through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. Todos has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system, which triggers biochemical changes in peripheral blood mononuclear cells and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2, have received the CE mark. Todos owns 19.99% of Breakthrough Diagnostics, Inc., a joint venture with Amarantus Bioscience Holdings, Inc. (OTCPK:AMBS) that is developing the LymPro Test®, a blood test for diagnosing Alzheimer’s disease. Todos has exercised its option to acquire Breakthrough, and expects to close on that transaction in the first half of 2020. Todos has also entered into an exclusive option to acquire breast cancer blood testing company Provista Diagnostics, Inc. that is commercializing the Videssa® breast cancer blood test.

For more information, the content of which is not part of this press release, please visit http://www.todosmedical.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com

Corporate Contact

Daniel Hirsch

Todos Medical

Investor Relations

Email: Dan.h@todosmedical.com

Phone: (347) 699-0029